SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           -----------------------

                                Amendment No. 2
                                       to
                               SCHEDULE 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                           -----------------------

             OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                          (Name of Subject Company)

                   MACKENZIE PATTERSON SPECIAL FUND, L.P.;
                   MACKENZIE SPECIFIED INCOME FUND, L.P.;
                          MACKENZIE FUND VI, L.P.;
            ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.;
             PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
               MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC;
                                CAL-KAN, INC.
                                  (Bidders)

                               ASSIGNEE UNITS
                       (Title of Class of Securities)

                                    NONE
                    (CUSIP Number of Class of Securities)
                           -----------------------
                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           One Post Street, Suite 575
Moraga, California  94556                    San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

            This Amendment No. 2 amends the Schedule 14D-1/A filed April 9, 1999 and the Schedule 14D-1 filed March 2, 1999, (the "Schedule") by the Bidders identified on the cover page (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

            This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on May 7, 1999. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 94 Units. The Purchasers now own a total of 863 Units, or approximately 3.55% of the total outstanding number of Units.

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



                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       May 18, 1999

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MP INCOME FUND 12, LLC.

By MacKenzie Patterson, Manager

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP INCOME FUND 14, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MACKENZIE FUND VI, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


CAL-KAN, INC.

By:                  /s/ C. E. Patterson
                     C.E. Patterson,  President


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



ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President



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